ELEMENTIS

RECEIVED
2004 SEP 14 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 September 2004

04036858

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b), as follows:-

1. All documentation filed with Companies House from 19 July 2004 to date, together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 19 July 2004 to date, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 19 July 2004 to date, together with schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

PROCESSED
SEP 14 2004
THOMSON FINANCIAL

Penny Watson
Company Secretary's Office
Elementis plc

dlw 9/14

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

Telephone: +44 (0) 1784 22 7000
Facsimile: +44 (0) 1784 46 0731
Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Companies House Filings made From 19 July 2004 to 8 September 2004

Date Filed by Companies House	Description
21 July 2004	Form 88(2) Return of Allotment of Shares (23,740 ordinary 5p shares).
11 August 2004	Form 288a Appointment of a Director.

82-34751

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2004 SEP 14 A 9:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
...e or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,740		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

[redacted]
COMPANIES HOUSE 16/07/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:NONCFM/Part ID:142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 23,740
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 23,740

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 15 July 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

Blueprint 2000
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	08	2004
† Date of Birth	18	02	1945

Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Dr Keith George Grant
Surname	Hopkins
Previous forename(s)	
Previous surname(s)	
Usual residential address	Tall Trees, Sherbuttgate Road
Post town	Pocklington
Postcode	YO42 2EW
County / Region	York
Country	
† Nationality	British
† Business occupation	Company Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature	[signature]	**Date**	04/08/04

A director, secretary etc must sign the form below.

Signed	[signature]	**Date**	04/08/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel 01743 22 7023
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

rs only.

Company Number 3299608

† Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.
A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000 Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3299608

Company Name in full Elementis plc

Name Dr Keith George Grant Hopkins

Company Name	Resignation
British Vita plc	
Croda International Public Limited Company	31/12/2001
Croda Trustees Limited	29/11/2001
Scapa Group plc	
Tate & Lyle plc	
Univar UK Holdings Limited	17/01/2001

2

London Stock Exchange Filings made From 19 July 2004 to 8 September 2004

Date	Description
22 July 2004	Announcement of the appointment to the Board of Directors of Keith Hopkins.
28 July 2004	Interim Results for the half year ended 30 June 2004.
29 July 2004	Announcement – Schedule 11 Notification of purchase of shares by a Director – Brian Taylorson.
12 August 2004	Announcement – Schedule 11 Notification of purchase of shares by a Director – Keith Hopkins.
16 August 2004	Announcement – Schedule 11 Notification of purchase of shares by a Director – Jonathan Fry.

82-34751

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Directorate Change
Released	11:23 22-Jul-04
Number	1160B

RNS Number:1160B
Elementis PLC
22 July 2004

PRESS INFORMATION

Elementis plc

Appointment to the Board of Directors

22 July 2004: Elementis plc (LSE:ELM), the global specialty chemicals company, announced today the appointment to the Board of Directors of Keith Hopkins, with effect from 1 August 2004.

Keith Hopkins (59) is Chairman of Scapa Group plc and a non executive director of British Vita plc. Previously, Keith has held the positions of Group Chief Executive (1987 to 1999), and Chairman (1999 - 2001) of Croda International plc. Keith has also held the roles of non executive director of Tate & Lyle plc since 1994 and was Chairman of Ellis and Everard from 1999 until it was acquired by Vopak in 2001.

Jonathan Fry, the current Chairman of Elementis plc, will retire from the Board on 7 October 2004 and it is intended that Keith Hopkins will assume the role of Chairman with effect from that date.

Chief Executive of Elementis plc, Geoff Gaywood said, "We are delighted to welcome Keith Hopkins to the Board of Elementis plc. He brings with him a wealth of experience and insight specific to our industry, and is ideally suited to lead the Board in the next phase of the development of Elementis as a leading global specialty chemical company.

"I would also like to pay tribute to the invaluable contribution Jonathan Fry has made as Chairman of Elementis plc and previously as Chairman of Harrisons & Crosfield, since joining the Group in 1997. Jonathan's outstanding leadership has guided Elementis from its creation through challenge and transformation in the past few years to a new threshold of development and growth.

"I am confident that Keith will enable us to build future success on the solid platform that Jonathan has helped to establish."

- Ends -

Enquiries

Elementis	Tel +44 (0) 1784 227 000
Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications

Brunswick   Tel +44 (0) 20 7404 5959
Andrew Fenwick
Wendel Carson

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-34751

RECEIVED
2004 SEP 14 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Elementis PLC
TIDM	ELM
Headline	Interim Results
Released	07:00 28-Jul-04
Number	2924B

RNS Number:2924B
Elementis PLC
28 July 2004

PRESS INFORMATION

28 July 2004

ELEMENTIS plc

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2004

- Sales £176.8 million (2003: £188.7 million); $321.6 million (2003: $303.3 million)
- Price increases implemented across all businesses
- Servo integration benefits of £2.5 million in operating profits expected by end 2006

Before goodwill amortisation and exceptionals:

- Operating profit £5.7 million (2003: £14.5 million)
- Profit before tax £3.1 million (2003: £11.4 million)
- Earnings per share 0.6 pence (2003: 2.0 pence)

After goodwill amortisation and exceptionals:

- Operating (loss)/profit £(0.9) million (2003: £7.3 million)
- (Loss)/profit before tax £(3.5) million (2003: £5.0 million)
- (Loss)/earnings per share (0.7) pence (2003: 1.0 pence)

Geoff Gaywood, Chief Executive of Elementis plc, said:

"In US dollars, sales increased by 6 per cent overall. As anticipated, sales in our Chromium business declined by 4 per cent due to the impact of price erosion, an unfavourable business mix relating to the de-registration of CCAs and volumes lost as a result of the first round of price increases. In sterling, total Group sales were 6 per cent lower at £176.8 million, reflecting the impact of the weaker dollar.

"Inflationary cost pressures, currency effects and a decline in performance at Chromium have substantially impacted operating profit during the first six months of 2004.

"Given current trends, we anticipate that an improvement in operating profit is likely to be evident in the second half."

- Ends -

An interview with Geoff Gaywood in video/audio format can be viewed on www.elementis.com and www.cantos.com from 0700 hours GMT.

Enquiries
Elementis plc
Tel: +44 (0)1784 227 000

Geoff Gaywood	Chief Executive
Brian Taylorson	Finance Director
Hilary Reid Evans	Head of Corporate Communications

Brunswick Group LLP
Tel: +44 (0) 207 404 5959
Andrew Fenwick
Wendel Carson

Chairman's Statement

When measured in US dollars, the operating currency for the Group, sales for Elementis plc increased by 6 per cent to $321.6 million compared to the first half of 2003. On conversion to sterling, the reporting currency for the Group, sales declined by 6 per cent to £176.8 million, reflecting the continued weakness of the US dollar.

Operating profit, before goodwill amortisation and exceptionals, was £5.7 million, down from £14.5 million in the same period last year. Operating profit at Elementis Chromium declined by £6.1 million largely due to price erosion, an unfavourable business mix caused by the de-registration of chromated copper arsenate (CCA) and volumes lost as a result of first round price increases. Inflationary cost pressures and adverse currency movements significantly affected operating profit performance across all four Elementis businesses, offsetting good underlying sales growth in Elementis Specialties, Elementis Pigments and Specialty Rubber.

The Elementis Specialties business has continued to show signs of accelerated organic growth following implementation of its innovation strategy. The acquisition of Sasol Servo B.V., which will add to future revenue and earnings growth in Elementis Specialties, was completed on 30 June 2004.

Currency movements
Exchange rate movements have continued to be a significant factor in the period. The average US dollar rate was 13 per cent weaker against sterling versus the prior year and the euro was 1 per cent weaker. These movements lowered dollar and euro denominated sales reported in sterling, and impacted margins.

For the Group as a whole currency movements reduced operating profit by £2.7 million versus the same period last year.

Dividends and issue of redeemable B shares
The Board has not declared an interim ordinary dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 27 October 2004, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. The Board believes that this is appropriate for the business, taking into account our stated strategy to focus on growth.

The issue will be coupled with an offer to redeem the new shares for cash at their nominal value on 2 November 2004. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on the same date.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 24 September 2004.

Board change

It is with great pleasure I welcome Dr Keith Hopkins to the Board. Keith is non-executive Chairman of Scapa Group plc and a non-executive Director of British Vita plc. He was non-executive Chairman of Croda International plc from 1999 to 2001 and Chief Executive of Croda from 1987 to 1999. Keith brings with hi a wealth of chemicals industry expertise, particularly in the Specialty Chemicals sector. It is anticipated that Keith will assume the role of non-executive Chairman of Elementis plc when I retire from the Board in October 2004.

Current trading and outlook

As anticipated first half results for 2004 have shown higher US dollar sales while operating profit has been significantly impacted by inflationary cost pressures, currency effects across all businesses and reduced profitability at Elementis Chromium. Given current market trends the Board continues to anticipate that an improvement in operating profit performance will be evident in the second half.

Jonathan Fry
Chairman
28 July 2004

Chief Executive's Strategic and Operating Review

Strategic Progress Report

Our key objectives for 2004 include an acceleration of growth in Elementis Specialties, margin recovery in Elementis Chromium, commissioning of the new Elementis Pigments plant in China, continued strong top line growth in Specialty Rubber and completion of implementation of the Elementis ERP system.

Substantial progress has been made towards all these goals during the first half of 2004. Elementis Specialties has shown an increased rate of sales growth, with market share gains across targeted market sectors. The integration of the recently acquired Sasol Servo B.V. business is in progress and will add further revenue and earnings growth for Elementis Specialties. Elementis Chromium has implemented a price increase programme to offset cost pressures and improve margins. By the end of the first half of 2004 the volume lost due to the de-registration of CCA for residential use had been replaced, albeit in lower margin sectors. Commissioning of the new Elementis Pigments plant will begin in the second half of 2004 and two of our four businesses - Elementis Specialties and Elementis Chromium - have now successfully 'gone live' with the Elementis ERP system. Elementis Specialty Rubber and Elementis Pigments are expected to complete implementation during 2004/5.

Six Sigma benefits during the first half year were £0.8 million. A number of senior Six Sigma practitioners (Black Belts) have continued on temporary assignment to the ERP programme, reducing the savings directly attributable to Six Sigma in the period. Total accumulated benefits from the Six Sigma programme since its introduction in 2001 are in excess of £9.0 million. Six Sigma is a methodology widely used in process industries to increase quality and efficiency by reducing process variability.

Health, safety and the environment have received continued emphasis during the first half of 2004 with the Group's safety record to date showing significant improvement. The Group's Sustainable Development report, first issued this year, has met with widespread approval. Elementis Chromium has won the first ever Chemical Industries Association Sustainable Development Award, with the judges commenting that the Group's Sustainable Development report is considered best practice for the industry.

Specialties and Pigments

At Elementis Specialties an improvement in market demand has been experienced across all product and geographic areas in the first half of 2004. Market prices generally are showing an upward trend, progressively mitigating increased energy, raw material and freight costs. In the critical North American coatings market, indications are that seasonal demand will exceed that experienced in 2003. The construction sector is showing signs of accelerating growth rates. The consumer products market continues to experience solid growth. Elementis Specialties has achieved market share gains in its key product markets and sales in both Europe and the Far East continue to exceed expectations.

Elementis Specialties strategy is targeted on the achievement of leadership in the high margin and growth sectors of rheology and surface chemistry. Key to the achievement of this strategy is the need to gain technology leadership in targeted sectors. Elementis Specialties has developed a number of new product and technology concepts. It has established a solid pipeline of projects and is on schedule to deliver further new products to the market in 2004.

The Elementis Specialties 'Customer Intimacy' programme, which seeks to constantly improve and develop the quality of the customer interface, has continued to deliver benefits during the first half of 2004. New product-related orders were generated from existing customers and new customers were added to the customer base.

In addition to innovation and customer development activities, which are expected to generate sustainable double digit organic sales growth, Specialties delivered the first major acquisition in line with its stated strategy. The purchase of Sasol Servo B.V. was announced in April 2004 and the transaction completed on 30 June 2004. Servo's turnover in the year to 30 June 2004 was £70.9 million (2003: £73.9 million). The Servo business is now being integrated into the Elementis Specialties organisation where it is expected to contribute to accelerated future revenue and earnings growth. The acquisition brings with it complementary rheology and surface chemistry additive products, which will broaden the range and performance characteristics of the Elementis Specialties product portfolio. Servo also brings with it an important new product and knowledge base in the area of surfactant development and manufacture. This knowledge base is expected to significantly expand the Elementis Specialties innovation platform.

The Servo site at Delden, The Netherlands, is a well-invested and versatile manufacturing facility that will augment the capacity and flexibility of Elementis Specialties.

At this early stage of the integration process, it is estimated that operating efficiencies will improve annual operating profit by approximately £2.5 million by the end of the second year of combined operations. One time implementation costs will be of a similar amount.

Elementis Specialties went live with the Elementis ERP system in late 2003 and it is now fully operational. Benefits are expected to begin to accrue during the latter part of 2004.

At Elementis Pigments, global demand has been strong throughout the first half of 2004, and sales have continued to grow in the premium sector of the market, particularly in North America. On a like for like basis, allowing for businesses disposed in the previous year, sales were significantly ahead of the same period in 2003.

During the period the cost of raw materials, in particular the cost of steel scrap, a key input to the Pigments production process, significantly increased. The steel scrap supply situation eased however during the latter part of the period and prices have stabilised. An aggressive cost containment programme remains in place.

A series of phased price increases was successfully introduced from April onwards.

Construction of the new iron oxide manufacturing plant at Taicang, China, continues on schedule and commissioning will begin during the second half of 2004. Production at the existing Elementis Pigments manufacturing facility at Shenzhen, China is at record levels.

Preparation for the implementation of the Elementis ERP system continues, with Pigments scheduled to 'go live' early in 2005.

Elementis Chromium
Overall volumes at Elementis Chromium were 3 per cent lower than prior year, largely due to volumes lost during the first round of price increases. The volume lost due to the de-registration of CCAs for residential use, which accounted for approximately 12 per cent of Elementis Chromium sales during 2003, was replaced by sales to Asia, albeit in lower margin sectors, by the end of the first half of 2004. Average prices improved throughout the first half of 2004 but were still 5 per cent lower than during the first half of 2003.

Demand, especially in the premium aerospace, refractory and pigments markets, has recovered in the US and Europe during the period. Global supply and demand of chrome oxide, chrome sulphate and dichromate are closely balanced and prices have moved upwards, albeit from a historic low. Rationalisation of the industry is expected to continue, driven by both economic and environmental factors and geographically focussed on the Far East. China and Japan have become significant net importers of chromium chemicals. Elementis is now the world's largest supplier to the Asia Pacific market, which has increasing strategic significance.

Costs of energy, freight and sulphuric acid have moved upwards significantly throughout the first half year, with consequent margin impacts. Currency had a negative effect on operating profit, largely due to the weaker dollar.

Phased price increases, introduced by Elementis Chromium from January 2004, have now reversed the previous downward pricing trend. Further price increases have been announced for the third quarter and it is anticipated that prices will continue to move upwards during the latter part of the year. It is anticipated that margins will consequently improve. General market prices are increasing, availability of all chromium chemicals is tightening and producers are running at high levels of capacity utilisation.

During the first half of 2004 Elementis Chromium successfully implemented the Elementis ERP programme, the second of the four Elementis businesses to do so. It is expected that benefits from this implementation will be fully realised from 2005 onwards.

Specialty Rubber
Sales revenues have continued to increase at a robust rate. Sales into all geographic regions have increased over 2003 levels, with Asia Pacific in particular showing significant growth. The extent of the opportunity for Specialty Rubber products in China is currently being assessed. Implementation of an expansion strategy into the high-growth Latin American market is underway with a planned joint venture in Chile expected to accelerate growth in this region.

Specialty Rubber sales have increased in South Africa when compared with the same period last year. This is largely due to a re-focused management team effort, aided by higher mining maintenance spend as equipment purchases are delayed.

A general round of price increases and an improved sales mix have helped improve underlying operating profit in the period, despite an increase in both steel and latex prices.

Optimisation of production at the Malaysian plant has continued throughout the period.

Specialty Rubber will begin to go live with the Elementis ERP programme in the second half of 2004. Implementation costs are expected to impact profitability throughout 2004, with longer term business benefits accruing from 2005 onwards.

Board Change

Jonathan Fry, the current Chairman of Elementis plc, will retire from the Board on 7 October 2004. I would like to pay tribute to the invaluable contribution Jonathan has made as Chairman of Elementis plc and previously as Chairman of Harrisons & Crosfield, since joining the Group in 1997. Jonathan's outstanding leadership has guided Elementis from its creation through challenge and transformation in the past few years to a new threshold of development and growth. It is intended that Dr Keith Hopkins will assume the role of Chairman, following Jonathan's retirement. I am delighted to welcome Keith to the Board. He brings with him a wealth of experience and insight specific to our industry and is ideally suited to lead the Board in the next phase of the development of Elementis as a leading global specialty chemical company.

Geoff Gaywood
Chief Executive
28 July 2004

Financial review of operations
for the six months to 30 June 2004

	2004 Sales £million	2004 Operating profit before goodwill amortisation and exceptionals £million	2004 Operating loss after goodwill amortisation and exceptionals £million	2003 Sales £million	2003 Operating profit before goodwill amortisation and exceptionals £million
Specialties and Pigments	104.0	7.2	1.6	108.1	9.7
Chromium	53.1	(1.3)	(2.3)	62.4	4.8
Specialty Rubber	22.7	(0.2)	(0.2)	21.2	-
Inter-group	(3.0)	-	-	(3.0)	-
	176.8	5.7	(0.9)	188.7	14.5

Financial results

Sales for the first half of 2004 were £176.8 million, 6 per cent lower than the same period in 2003. On a constant currency basis, and after allowing for businesses disposed in the previous year, net sales increased by 1 per cent. A 4 per cent improvement in Specialties and Pigments and a 7 per cent increase in Specialty Rubber was offset by a 7 per cent decline in Chromium.

Sales volumes increased by 3 per cent with increases in Specialties and Pigments and Specialty Rubber being offset by lower volumes in Chromium. In terms of

geography, lower volumes in North America and Europe, largely due to the loss of CCA business in the US and the effect of price increases in Chromium, were more than offset by increased volumes into Asia and the Rest of the World.

Operating profit before goodwill amortisation and exceptionals was £8.8 million (61 per cent) below the same period last year at £5.7 million. The improvement in constant currency sales was offset by increases in raw material and freight costs of around £3.0 million and increases in energy costs of £1.6 million. The weaker US dollar was largely responsible for adverse currency movements, which reduced operating profit by £2.7 million. The first half of 2004 also included planned spending increases on the Group's ERP implementation and the Innovation programme in Specialties.

Profit before tax, goodwill and exceptionals was £3.1 million versus £11.4 million in the first half of 2003, while basic earnings per share were 0.6p versus 2.0p last year, largely due to lower operating profit.

The Group recorded a loss after tax of £3.1 million for the period versus a profit of £4.2 million in the first half of 2003. This was after charging goodwill amortisation of £5.6 million (2003: £6.3 million) and exceptional items of £1.0 million (2003: £0.1 million).

The Group's basic earnings per share was a loss of 0.7p in the current period versus basic earnings per share of 1.0p in the first half of 2003.

Specialties and Pigments

Sales in Specialties and Pigments were £104.0 million in the first half of 2004, 4 per cent lower than the same period last year. On a constant currency basis, and after allowing for businesses disposed in the previous year, sales increased by 4 per cent.

Operating profit before goodwill and exceptionals was £7.2 million versus £9.7 million in the same period last year.

Sales in Specialties in the first half of 2004 were down 4 per cent versus the first half of 2003, while on a constant currency basis they were up 3 per cent. Volumes were up 8 per cent largely due to new business in the growing but lower margin markets in Asia, Latin America and the Middle East. Additional sales to some larger customers where rebates are more prominent had a mitigating effect on realised sales values and margins. Prices improved in some key sectors, but were on average at levels similar to the previous year.

Operating profit was lower than the first half of 2003. Higher constant currency sales were offset by higher energy, raw material and freight costs, as well as planned spending increases in innovation and ERP implementation costs. Currency also negatively impacted operating profit.

Sales in Pigments for the first half of 2004 were 4 per cent lower than the previous year. On a constant currency basis, and after allowing for businesses disposed in the previous year, sales were up 7 per cent. Volumes improved by 4 per cent and prices improved in key sectors.

Operating profit was lower than the first half of 2003. Higher sales on a constant currency basis were offset by higher raw material costs, while the impact from energy and currency was relatively small.

Chromium

Sales in Chromium for the first half of 2004 were £53.1 million, down 15 per cent versus the same period last year. On a constant currency basis sales were down 7 per cent. Overall volumes were lower by 3 per cent versus the first half of 2003, largely due to volumes lost during the first round of price increases. The loss of CCA business for residential use in the US was replaced by sales into Asia, albeit at lower margins. Average prices improved throughout the first half of 2004, but were still 5 per cent lower than the first half of 2003.

Chromium reported an operating loss of £1.3 million before exceptionals for the first half of 2004, versus a profit of £4.8 million for the same period last year. In addition to the lower constant currency sales, energy costs increased by £1.2 million and currency negatively impacted operating profit by £1.8 million.

Specialty Rubber
Sales increased by 7 per cent in the first half of 2004 to £22.7 million and overall currency effects were minimal. Volumes were up 6 per cent and average prices were up 2 per cent.

An operating loss of £0.2 million was recorded for the first half of 2004, versus break even for the same period last year. Higher sales were offset by higher raw material costs plus additional spending in preparation for the ERP implementation planned for later this year.

Exceptionals
Net exceptional charges before tax were £1.0 million (2003: £0.1 million) and comprised redundancy costs incurred at Chromium's Eaglescliffe site following a review of business processes.

Interest

£million		2004	2003
On net borrowings		1.7	1.0
Pension finance charge		0.4	2.0
Discount on provisions		0.5	0.5
Other		-	(0.4)
	Total	2.6	3.1

Interest payable on net borrowings was £0.7 million higher than previous year due to increased borrowings and a higher cost of borrowing.

Pension finance charges are £1.6 million lower than in 2003 due to a lower pension deficit and an improvement on the expected return on UK scheme assets.

Interest cover (the ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings) was 6.0 times (2003: 8.8 times)

Taxation

Tax (charge)/credit		£million	Effective rate
Before goodwill amortisation and exceptionals		(0.7)	(21)%
Goodwill amortisation		0.9	17%
Exceptionals		0.2	20%
	Total	0.4	11%

In the first half of 2004 the effective rate of tax on profit before goodwill amortisation and exceptionals was 21 per cent (2003: 25 per cent).

A shortfall in taxable profits in the US restricted the amount of goodwill amortisation that could be utilised in the first half of 2004. This reduced the rate of tax relief on goodwill amortisation to 17 per cent (2003: 36 per cent).

Earnings per share
Earnings per share before goodwill amortisation and exceptionals was 0.6 pence (2003: 2.0 pence) due to the lower operating profit. Earnings per share after goodwill amortisation and exceptionals was a loss of 0.7 pence (2003: earnings of 1.0 pence).

Cash Flow

Net borrowings increased by £59.3 million in the period to £106.2 million primarily as a result of the acquisition of Sasol Servo BV for £34.8 million on 30 June 2004. Working capital increased by £18.8 million (2003: £25.0 million) reflecting seasonal trading. Although the working capital increase was £6.2 million lower than in 2003, the prior period reflected unusually high creditor levels at 31 December 2002 and an additional working capital requirement from the Oxychem acquisition.

The cash flow is summarised below:

	2004 £million	2003 £million
Earnings before interest, exceptionals, depreciation and amortisation	12.6	22.2
Change in working capital	(18.8)	(25.0)
Other	(4.5)	(6.6)
Capital expenditure	(9.7)	(8.7)
	(20.4)	(18.1)
Redemption of B shares	(4.6)	(4.8)
Acquisitions and disposals	(34.8)	0.6
Currency translation on net borrowings	0.5	1.5
	(59.3)	(20.8)
Net borrowings at start of period	(46.9)	(37.4)
Net borrowings at end of period	(106.2)	(58.2)

Capital Expenditure

Capital expenditure on fixed assets was £9.7 million (2003: £8.7 million). This included £0.5 million in respect of the ERP project and £3.4 million on the construction of the Pigments plant in Taicang, China. Excluding these projects capital expenditure was 84 per cent of depreciation (2003: 55 per cent).

Balance Sheet

	2004 £million	2003 £million
Tangible Fixed Assets	175.2	160.2
Other net assets	174.5	166.3
	349.7	326.5
Shareholders' funds	243.5	268.3
Net borrowings	106.2	58.2
	349.7	326.5
Gearing1	30%	18%

1 the ratio of net borrowings to shareholders' funds plus net borrowings

The Group acquired Sasol Servo B.V. for £34.8 million on 30 June 2004. The net assets acquired, subject to the finalisation of audited completion accounts, were £28.5 million. Goodwill on the transaction provisionally amounted to £6.3 million. The fair value exercise is in progress and will be completed for the year end financial statements.

Currency Effect on Turnover

	Turnover Six months to 30 June 2003 £million	Effect of exchange rates £million	Businesses disposed in 2003 £million	Increase/ (decrease) 2004 £million	Six 30
Specialties and Pigments	108.1	(7.7)	(0.8)	4.4	
Chromium	62.4	(5.3)	-	(4.0)	
Specialty Rubber	21.2	(0.2)	-	1.7	
Inter-company	(3.0)	0.2	-	(0.2)	
	188.7	(13.0)	(0.8)	1.9	

Currency fluctuations negatively impacted shareholders' funds and the reported result. The main sterling currency exchange rates in the period were:

	2004 Period End	2004 Average	2003 Period End	2003 Average
US dollar	1.81	1.82	1.65	1.61
Euro	1.49	1.48	1.44	1.47

The majority of the Group's assets are stated in US dollars and the weakening of the US dollar reduced shareholders' funds by £1.1 million in the first half.

Pensions and other post retirement benefits

The net pension liability was £53.7 million at 30 June 2004 compared to £52.8 million at 31 December 2003. The pension schemes were not revalued at 30 June 2004 and the net liability calculated by the Group's actuaries at 31 December 2003 has been updated for contributions paid and amounts expensed in the six months to 30 June 2004. In the first half £3.0 million (2003: £2.9 million) was charged to the profit and loss account including £0.5 million (2003: £2.0 million) of finance charges and £3.9 million (2003: £4.1 million) was paid in contributions. The net pension liability also increased by £1.8 million at 30 June 2004 following the acquisition of Sasol Servo B.V.

International Accounting Standards

All listed companies are required to present consolidated financial information that fully complies with International Financing Reporting Standards (IFRS) for accounting periods starting on or after 1 January 2005.

During 2004, Elementis has implemented its IFRS project plan and has reviewed in detail all of the International Accounting Standards.

The main differences between IFRS GAAP and UK GAAP that are expected to affect Elementis are deferred taxation, share based payments, goodwill amortisation, business combinations, financial instruments and hedging. Elementis is currently calculating the financial effect of the differences and will incorporate these into its planning for 2005.

The Group's is considering, in conjunction with its auditor, the optimal way of presenting the IFRS results in the 2004 Annual Report and as a minimum will include a reconciliation between the financial statements under UK GAAP and IFRS GAAP.

Brian Taylorson

Finance Director
28 July 2004

Consolidated profit & loss account
for the six months to 30 June 2004

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	Six mc to 30 £mil
Turnover	2	176.8	-	-	1
Group operating (loss)/ profit					
Before goodwill amortisation and exceptionals		5.7	-	-	
Goodwill amortisation		-	(5.6)	-	
Exceptionals		-	-	(1.0)	
		5.7	(5.6)	(1.0)	
Associates		-	-	-	
Operating (loss)/profit	2	5.7	(5.6)	(1.0)	
Profit on disposal of properties - discontinued operations		-	-	-	
(Loss)/profit on ordinary activities before interest		5.7	(5.6)	(1.0)	
Net interest payable	3	(1.7)	-	-	
Other finance charges	3	(0.9)	-	-	
(Loss)/profit on ordinary activities before tax					
Before goodwill amortisation and exceptionals		3.1	-	-	
Goodwill amortisation		-	(5.6)	-	
Exceptionals		-	-	(1.0)	
		3.1	(5.6)	(1.0)	
Tax on					

	Note			
(loss)/profit on ordinary activities	4	(0.7)	0.9	0.2
(Loss)/profit on ordinary activities after tax		2.4	(4.7)	(0.8)
Minority interests - equity		-	-	-
(Loss)/profit for the financial period		2.4	(4.7)	(0.8)
Basic and diluted earnings per share				
(Loss)/earnings per ordinary share	5			
Earnings per ordinary share before goodwill amortisation and exceptionals	5			

Turnover and operating profit in the current financial period are derived from continuing operations.

Consolidated balance sheet
at 30 June 2004

	2004 30 June £million	2003 30 June £million	2003 31 Dec £million
Fixed assets			
Goodwill	158.2	177.8	159.3
Tangible assets	175.2	160.2	157.7
Investment in associated undertakings	3.8	3.4	3.2
	337.2	341.4	320.2
Current assets			
Stocks	68.1	62.6	54.4
Debtors	93.4	79.5	68.9
Cash at bank and in hand	32.4	38.0	23.8
	193.9	180.1	147.1

Creditors: amounts falling due within one

year

Borrowings	(8.7)	(4.4)	(5.3)
Creditors	(66.6)	(61.0)	(63.5)
	(75.3)	(65.4)	(68.8)
Net current assets	118.6	114.7	78.3
Total assets less current liabilities	455.8	456.1	398.5
Creditors: amounts falling due after more than one year			
Borrowings	(129.9)	(91.8)	(65.4)
Government grants	(2.4)	(1.4)	(1.3)
	(132.3)	(93.2)	(66.7)
Provisions for liabilities and charges	(24.4)	(28.9)	(24.8)
	(156.7)	(122.1)	(91.5)
Net assets excluding net pension liability	299.1	334.0	307.0
Net pension liability	(53.7)	(63.8)	(52.8)
Net assets including net pension liability	245.4	270.2	254.2
Capital and reserves			
Called up share capital	23.6	23.3	23.5
Share premium	1.2	1.2	1.2
Capital redemption reserve	66.9	57.7	62.3
Profit and loss account	151.8	186.1	165.3
Shareholders' funds	243.5	268.3	252.3
Minority interests	1.9	1.9	1.9
	245.4	270.2	254.2
Shareholders' funds			
Equity	241.5	266.6	250.4
Non-equity	2.0	1.7	1.9
	243.5	268.3	252.3

Consolidated cash flow statement
for the six months to 30 June 2004

	Note	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million

Net cash (outflow)/inflow from operating activities	6	(8.5)	(8.2)	18.3
Returns on investments and servicing of finance				
Interest received		0.3	1.1	2.0
Interest paid		(2.0)	(1.8)	(3.6)
		(1.7)	(0.7)	(1.6)
Taxation		(0.5)	(0.8)	(1.3)
Capital expenditure and financial investment				
Purchase of fixed assets		(9.7)	(8.7)	(21.0)
Disposal of fixed assets		-	0.3	0.4
Disposal of properties - exceptional		-	1.0	1.1
		(9.7)	(7.4)	(19.5)
Acquisitions and disposals				
Acquisition of business		(34.8)	-	-
Acquisition of businesses in prior periods		-	(0.4)	(0.3)
		(34.8)	(0.4)	(0.3)
Cash outflow before use of liquid resources and financing		(55.2)	(17.5)	(4.4)
Financing				
Redemption of B shares		(4.6)	(4.8)	(9.5)
Increase/(decrease) in borrowings due within one year		3.6	(0.6)	0.2
Increase/(decrease) in borrowings repayable after one year		65.6	15.6	(7.0)
Capital element of finance lease payments		-	-	(0.2)
		64.6	10.2	(20.9)
Management of liquid resources				
(Increase)/decrease in cash deposits		(9.0)	4.1	14.5
Increase/(decrease) in cash in the period		0.4	(3.2)	(6.4)

Reconciliation of net cashflow to movement in net borrowings
for the six months to 30 June 2004

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
Change in net borrowings resulting from cash flows:			
Increase/(decrease) in cash in the period	0.4	(3.2)	(6.4)
(Increase)/decrease in borrowings	(69.2)	(15.0)	7.0
Increase/(decrease) in liquid resources	9.0	(4.1)	(14.5)
	(59.8)	(22.3)	(13.9)
New finance leases	-	-	(0.6)
Currency translation differences	0.5	1.5	5.0
Increase in net borrowings	(59.3)	(20.8)	(9.5)
Net borrowings at beginning of the financial period	(46.9)	(37.4)	(37.4)
Net borrowings at end of the financial period	(106.2)	(58.2)	(46.9)

Consolidated statement of total recognised gains and losses for the six months to 30 June 2004

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
(Loss)/profit for the financial period	(3.1)	4.2	4.3
Actuarial gain on pension and other post retirement schemes	-	-	6.0
Deferred tax associated with pension and other post retirement schemes	-	-	(2.3)
Currency translation differences	(1.1)	(6.4)	(21.5)
Total recognised gains and losses for the financial period	(4.2)	(2.2)	(13.5)

Reconciliation of movements in shareholders' funds

for the six months to 30 June 2004

	2004 Six months to 30 June	2003 Six months to 30 June	2003 Year to 31 Dec

	£million	£million	£million
(Loss)/profit for the financial period	(3.1)	4.2	4.3
Redemption of redeemable B shares	(4.6)	(4.8)	(9.5)
Other recognised gains and losses	(1.1)	(6.4)	(17.8)
Net decrease in shareholders' funds	(8.8)	(7.0)	(23.0)
At beginning of the financial period	252.3	275.3	275.3
At end of the financial period	243.5	268.3	252.3

Notes to the financial statements

1 Accounting policies

Basis of preparation The financial information for the first six months of 2004 and 2003, which is unaudited but has been reviewed by the Company's auditor, does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 and, is presented on the basis of accounting policies set out in the financial statements of Elementis plc for the year ended 31 December 2003.

2 Segmental information

	Group turnover			Group operating profit	
	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million	2004 Six months to 30 June £million	2003 Six months to 30 June £million
a) Before goodwill amortisation and exceptionals Analysis by activity					
Chromium	53.1	62.4	121.9	(1.3)	4.8
Inter-group turnover	(3.0)	(3.0)	(5.7)	-	-
	50.1	59.4	116.2	(1.3)	4.8
Specialties and Pigments	104.0	108.1	209.3	7.2	9.7
Specialty Rubber	22.7	21.2	42.7	(0.2)	-
Associates	-	-	-	-	-
	176.8	188.7	368.2	5.7	14.5
Analysis by area of operations					
North America	88.6	101.2	198.2	7.7	10.6
Europe	74.0	75.7	144.6	(3.3)	2.9
Rest of the					

World	14.2	11.8	25.4	1.3	1.0
	176.8	188.7	368.2	5.7	14.5

b) After goodwill amortisation and exceptionals

Analysis by activity					
Chromium	53.1	62.4	121.9	(2.3)	5.4
Inter-group turnover	(3.0)	(3.0)	(5.7)	-	-
	50.1	59.4	116.2	(2.3)	5.4
Specialties and Pigments	104.0	108.1	209.3	1.6	2.0
Specialty Rubber	22.7	21.2	42.7	(0.2)	(0.1)
Associates	-	-	-	-	-
	176.8	188.7	368.2	(0.9)	7.3
Analysis by area of operations					
North America	88.6	101.2	198.2	2.6	4.3
Europe	74.0	75.7	144.6	(4.8)	2.0
Rest of the World	14.2	11.8	25.4	1.3	1.0
	176.8	188.7	368.2	(0.9)	7.3

3 Net interest payable

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
a) Net interest payable:			
Interest payable	(2.0)	(1.7)	(3.2)
Interest receivable - bank	0.3	0.7	1.3
Interest receivable - corporation tax refunds	-	0.4	0.8
Net interest payable	(1.7)	(0.6)	(1.1)

b) Other finance charges:

Pension and post-retirement liabilities	(0.4)	(2.0)	(4.2)
Unwind of discount on provisions	(0.5)	(0.5)	(0.9)
Other finance charges	(0.9)	(2.5)	(5.1)
Total net interest payable	(2.6)	(3.1)	(6.2)

4 Taxation
The tax charge of £0.7 million (2003: £2.9 million) is based on an estimated effective tax rate on profit before goodwill amortisation and exceptionals for the year to 31 December 2004 of 21 per cent (2003: 25 per cent). The rate is lower than the standard UK corporation tax rate primarily due to the utilisation of losses and surplus ACT. Tax on exceptionals was a credit of £0.2 million (2003: charge of £0.2 million).

5 Basic and diluted (loss)/earnings per ordinary share

	2004 Six months to 30 June pence per share	2003 Six months to 30 June pence per share	2003 Year to 31 Dec pence per share
Basic (loss)/earnings per ordinary share	(0.7)	1.0	1.0
Goodwill amortisation net of taxation	1.1	0.9	1.9
Exceptionals net of taxation	0.2	0.1	0.1
Basic earnings per ordinary share before goodwill amortisation and exceptionals	0.6	2.0	3.0

Basic earnings per ordinary share is based on the loss for the period of £3.1 million (2003: profit of £4.2 million, year to 31 December 2003: profit of £4.3 million) and on the weighted average number of ordinary shares in issue during the period of 431.8 million (2003: 431.6 million, year to 31 December 2003: 431.6 million). Basic earnings per ordinary share before goodwill amortisation and exceptionals is based on earnings of £2.4 million (2003: £8.5 million, year to 31 December 2003: £12.9 million).

Diluted earnings per ordinary share are based on an adjusted weighted average number of shares of 438.5 million (2003: 435.6 million, year to 31 December 2003: 437.8 million).

6 Net cash flow from operating activities

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
Operating profit before goodwill amortisation and exceptionals	5.7	14.5	24.5
Depreciation (less grants credited)	6.9	7.7	15.6
Earnings before interest, tax, depreciation and amortisation	12.6	22.2	40.1
(Increase)/decrease in stocks	(4.1)	(1.7)	4.8

Increase in debtors	(12.9)	(13.9)	(2.8)
Decrease in creditors	(1.8)	(9.4)	(4.9)
Provisions movement	(1.4)	(4.7)	(8.7)
Pension contributions net of current service cost	(0.9)	(1.3)	(10.3)
Other	-	0.6	0.1
Net cash (outflow)/inflow from operating activities	(8.5)	(8.2)	18.3

7 Acquisition
On 30 June 2004, the company acquired a 100 per cent interest in Sasol Servo B.V. for a cash consideration of £34.8 million. The net assets acquired, subject to the finalisation of completion accounts were £28.5 million. Goodwill on the transaction provisionally amounted to £6.3 million. The fair value exercise is in progress and will be completed for the year end financial statements. In the year ended 30 June 2004, Sasol Servo B.V. reported sales of £70.9 million (2003: £73.9 million) and an operating profit before exceptional items of £2.0 million (2003: £3.6 million)

8 Contingent liabilities
Particulars of Claim were served on the Company on 2 April 2004 alleging breaches of warranties under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Department for Environment, Food and Rural Affairs. The claim which amounts to approximately £5.2 million is being vigorously defended. The claim was first notified to the Company in 1998.

9 Auditors
As mentioned in the letter from the Chairman of the Company dated 17 March 2004 included in the document sent to shareholders incorporating the notice of Annual General Meeting of the Company held on 22 April 2004, a review of the appointment of auditors took place during the first half of the year. As a result of that review it was decided to appoint KPMG Audit Plc as auditor of the Company in place of PricewaterhouseCoopers. As a consequence PricewaterhouseCoopers LLP resigned as auditors of the Company on 18 June 2004 and KPMG Audit Plc was appointed as auditor to fill the casual vacancy created. A formal resolution to appoint KPMG Audit Plc as auditor of the Company will be put to the next Annual General Meeting.

END

82-34751

Regulatory Announcement

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	12:36 29-Jul-04
Number	3664B

RNS Number:3664B
Elementis PLC
29 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN TAYLORSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

BRIAN TAYLORSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

30,000

8) Percentage of issued Class

0.0069%

9) Number of shares/amount of stock disposed

-

10) Percentage of issued Class

-

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

34.5P

13) Date of transaction

29.7.04

14) Date company informed

29.7.04

15) Total holding following this notification

100,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.023%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

PHILIP BROWN 01784 227020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 29.7.2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-34751

Regulatory Announcement

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	11:20 12-Aug-04
Number	8985B

RNS Number:8985B
Elementis PLC
12 August 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

KEITH HOPKINS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

KEITH HOPKINS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

25,000

8) Percentage of issued Class

0.0057%

9) Number of shares/amount of stock disposed

-

10) Percentage of issued Class

-

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

34P

13) Date of transaction

12.08.2004

14) Date company informed

12.08.2004

15) Total holding following this notification

25,000 ORDINARY SHARES

16) Total percentage holding of issued class following this notification

0.0057%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

PHILIP BROWN - 01784 227020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 12.08.2004

END

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82-34751

Regulatory Announcement

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	10:33 16-Aug-04
Number	9842B

RNS Number:9842B
Elementis PLC
16 August 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

JONATHAN FRY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

JONATHAN FRY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

60,000

8) Percentage of issued Class

0.014%

9) Number of shares/amount of stock disposed

10) Percentage of issued Class

11) Class of security

ORDINARY SHARES OF 5P

12) Price per share

33.75P

13) Date of transaction

13.08.2004

14) Date company informed

13.08.2004

15) Total holding following this notification

200,240

16) Total percentage holding of issued class following this notification

0.046%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number.

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

NICHOLAS ROWE
01784 227022

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 AUGUST 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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UKLA Filings made from 19 July 2004 to 8 September 2004

Date	Description
28 July 2004	Interim Results for the half year ended 30 June 2004.





specialty chemicals





management





growth



culture

performance





acquisitions

ELEMENTIS

Elementis at a glance

Specialties and Pigments

H1 2004:

Sales	£104.0 million
Operating profit	£7.2 million[1]

Specialties

Business	Elementis Specialties
Global headquarters	Hightstown, New Jersey, US
Managing Director	Neil Carr

Principal products
Rheological additives, colourants, waxes, other specialty additives

Principal customer segments
Coatings, oil drilling, inks, personal care, adhesives

Growth drivers
Product innovation, customer service, globalisation of customer base, growth of aqueous based additives

Pigments

Business	Elementis Pigments
Global headquarters	East St Louis, Illinois, US
Managing Director	David Dutro

Principal products
Iron oxide pigments, chromic oxide pigments, carboxylates, zinc products

Principal customer segments
Coatings, construction, chemicals, automotive, consumer products

Growth drivers
Globalisation of customer base, niche product development, customer service

Chromium

H1 2004:

Sales	£53.1 million[2]
Operating loss	£(1.3) million[3]
Business	Elementis Chromium
Global headquarters	Eaglescliffe, Stockton-on-Tees, UK
Managing Director	Paul Tomkinson

Principal products
Sodium dichromate, chromic sulphate, chromic acid, chromic oxide, chromic hydrate, sodium sulphate

Principal customer segments
Leather tanning, timber treatment, metal finishing, metal alloys, pigments, ceramics

Growth drivers
Operational excellence, price/cost competitiveness, customer service

Specialty Rubber

H1 2004:

Sales	£22.7 million
Operating loss	£(0.2) million
Business	Linatex, Bergmann
Global headquarters	Yateley, UK
Managing Director	Greg McClatchy

Principal products
Abrasion resistant rubber, sheet mouldings, fabricated products, linings, screens

Principal customer segments
Minerals processing, sand and gravel, defence and security, transportation

Growth drivers
Product innovation, brand recognition, product quality and cost effectiveness, customer services

[1] Before goodwill amortisation [2] Before elimination of inter-company sales [3] Before exceptionals

Our global reach

North America
Amarillo, US ▩
Belleville, US ■
Castle Hayne, US ▩
Charleston, US ■
Colton, US □
Corpus Christi, US ▩
Dakota City, US ▩
Easton, US □
East St Louis, US □ □
Gallatin, US □
Hightstown, US ■ □
Jersey City, US ■
Milwaukee, US ▩
Newberry Springs., US ■
Ontario, CAN □
Sept-Iles, CAN □
St Louis, US ■

Africa
Alrode, SA □

Europe
Birtley, UK □
Brussels, BEL ■
Cologne, GER ■
Delden, NETH ■
Eaglescliffe, UK ▩ □
Livingston, UK ■
Market Harborough, UK □
Oosterhout, NETH ■
Rotterdam, NETH □
Staines, UK □
Yateley, UK □

Asia Pacific & Australia
Batu Caves, MAL □
Changxing, CHI ■
Dandenong, CHI □
Darwin, AUS □
Hawthorne, AUS □
Hong Kong, CHI □
Kalgoorlie, AUS □
Mount Isa, AUS □
Osaka, JAP ■
Perth, AUS □
Selangor, MAL ■ □
Shanghai, CHI ■ □ ▩
Shenzhen, CHI □
Taicang, CHI □
Townsville, AUS □

Key
Specialties ■
Pigments □
Chromium ▩
Specialty Rubber □
Head office □

Highlights

Substantial progress has been made during the first half of 2004.

- 6 per cent US dollar sales increase
  - 6 per cent sterling decline
- 9 per cent Specialties sales improvement in US dollars
- Acquisition of Sasol Servo B.V.
  - Integration in progress
- Overall profitability impacted by
  - Increased raw material, energy, freight, ERP costs
  - Adverse currency movements
  - Adverse Chromium mix impact
- *Ongoing price increase programme at Elementis Chromium*
  - Market demand recovery is evident
- Construction of new Chinese Pigments plant on schedule
- *ERP system implementation ongoing*

Sales

£176.8 million

(2003: £188.7 million)

$321.6 million

(2003: $303.3 million)

Operating profit (before goodwill amortisation and exceptionals)

£5.7 million

(2003: £14.5 million)

Profit before tax, goodwill amortisation and exceptionals

£3.1 million

(2003: £11.4 million)

Earnings per share (before goodwill amortisation and exceptionals)

0.6 pence

(2003: 2.0 pence)

Operating (loss)/profit after goodwill amortisation and exceptionals

£(0.9) million

(2003: £7.3 million)

(Loss)/profit before tax after goodwill amortisation and exceptionals

£(3.5) million

(2003: £5.0 million)

Chairman's statement

When measured in US dollars, the operating currency for the Group, sales for Elementis plc increased by 6 per cent to $321.6 million compared to the first half of 2003.

Overview

When measured in US dollars, the operating currency for the Group, sales for Elementis plc increased by 6 per cent to $321.6 million compared to the first half of 2003. On conversion to sterling, the reporting currency for the Group, sales declined by 6 per cent to £176.8 million, reflecting the continued weakness of the US dollar.

Operating profit, before goodwill amortisation and exceptionals, was £5.7 million, down from £14.5 million in the same period last year. Operating profit at Elementis Chromium declined by £6.1 million largely due to price erosion, an unfavourable business mix caused by the de-registration of chromated copper arsenate (CCA) and volumes lost as a result of first round price increases. Inflationary cost pressures and adverse currency movements significantly affected operating profit performance across all four Elementis businesses, offsetting good underlying sales growth in Elementis Specialties, Elementis Pigments and Specialty Rubber.

The Elementis Specialties business has continued to show signs of accelerated organic growth following implementation of its innovation strategy. The acquisition of Sasol Servo B.V., which will add to future revenue and earnings growth in Elementis Specialties, was completed on 30 June 2004.

Currency movements

Exchange rate movements have continued to be a significant factor in the period. The average US dollar rate was 13 per cent weaker against sterling versus the prior year and the euro was 1 per cent weaker. These movements lowered dollar and euro denominated sales reported in sterling, and impacted margins.

For the Group as a whole currency movements reduced operating profit by £2.7 million versus the same period last year.

Dividends and issue of redeemable B shares

The Board has not declared an interim ordinary dividend. Instead, it will continue with the programme, started in 2000, of issuing and redeeming redeemable B shares. The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 27 October 2004, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. The Board believes that this is appropriate for the business, taking into account our stated strategy to focus on growth.

The issue will be coupled with an offer to redeem the new shares for cash at their nominal value on 2 November 2004. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on the same date.

A circular providing full details of the issue and redemption of redeemable B shares will be posted to all ordinary shareholders on 24 September 2004.

Board change

It is with great pleasure I welcome Dr Keith Hopkins to the Board. Keith is non-executive Chairman of Scapa Group plc and a non-executive Director of British Vita plc. He was non-executive Chairman of Croda International plc from 1999 to 2001 and Chief Executive of Croda from 1987 to 1999. Keith brings with him a wealth of chemicals industry expertise, particularly in the Specialty Chemicals sector.

It is anticipated that Keith will assume the role of non-executive Chairman of Elementis plc when I retire from the Board in October 2004.

Current trading and outlook

As anticipated first half results for 2004 have shown higher US dollar sales while operating profit has been significantly impacted by inflationary cost pressures, currency effects across all businesses and reduced profitability at Elementis Chromium. Given current market trends the Board continues to anticipate that an improvement in operating profit performance will be evident in the second half.

Jonathan Fry
Chairman
28 July 2004

Chief Executive's strategic and operating review

Our key objectives for 2004 include an acceleration of growth in Elementis Specialties, margin recovery in Elementis Chromium, commissioning of the new Elementis Pigments plant in China, continued strong top line growth in Specialty Rubber and completion of implementation of the Elementis ERP system.

Strategic Progress Report

Our key objectives for 2004 include an acceleration of growth in Elementis Specialties, margin recovery in Elementis Chromium, commissioning of the new Elementis Pigments plant in China, continued strong top line growth in Specialty Rubber and completion of implementation of the Elementis ERP system.

Substantial progress has been made towards all these goals during the first half of 2004. Elementis Specialties has shown an increased rate of sales growth, with market share gains across targeted market sectors. The integration of the recently acquired Sasol Servo B.V. business is in progress and will add further revenue and earnings growth for Elementis Specialties. Elementis Chromium has implemented a price increase programme to offset cost pressures and improve margins. By the end of the first half of 2004 the volume lost due to the de-registration of CCA for residential use had been replaced, albeit in lower margin sectors. Commissioning of the new Elementis Pigments plant will begin in the second half of 2004 and two of our four businesses – Elementis Specialties and Elementis Chromium – have now successfully 'gone live' with the Elementis ERP system. Elementis Specialty Rubber and Elementis Pigments are expected to complete implementation during 2004/5.

Six Sigma benefits during the first half year were £0.8 million. A number of senior Six Sigma practitioners (Black Belts) have continued on temporary assignment to the ERP programme, reducing the savings directly attributable to Six Sigma in the period. Total accumulated benefits from the Six Sigma programme since its introduction in 2001 are in excess of £9.0 million. Six Sigma is a methodology widely used in process industries to increase quality and efficiency by reducing process variability.





Health, safety and the environment have received continued emphasis during the first half of 2004 with the Group's safety record to date showing significant improvement. The Group's Sustainable Development report, first issued this year, has met with widespread approval. Elementis Chromium has won the first ever Chemical Industries Association Sustainable Development Award, with the judges commenting that the Group's Sustainable Development report is considered best practice for the industry.

Specialties and Pigments

At Elementis Specialties an improvement in market demand has been experienced across all product and geographic areas in the first half of 2004. Market prices generally are showing an upward trend, progressively mitigating increased energy, raw material and freight costs. In the critical North American coatings market, indications are that seasonal demand will exceed that experienced in 2003. The construction sector is showing signs of accelerating growth rates. The consumer products market continues to experience solid growth. Elementis Specialties has achieved market share gains in its key product markets and sales in both Europe and the Far East continue to exceed expectations.

Elementis Specialties' strategy is targeted on the achievement of leadership in the high margin and growth sectors of rheology and surface chemistry. Key to the achievement of this strategy is the need to gain technology leadership in targeted sectors. Elementis Specialties has developed a number of new product and technology concepts. It has established a solid pipeline of projects and is on schedule to deliver further new products to the market in 2004.

The Elementis Specialties 'Customer Intimacy' programme, which seeks to constantly improve and develop the quality of the customer interface, has continued to deliver benefits during the first half of 2004. New product-related orders were generated from existing customers and new customers were added to the customer base.

In addition to innovation and customer development activities, which are expected to generate sustainable double digit organic sales growth, Specialties delivered the first major acquisition in line with its stated strategy.
The purchase of Sasol Servo B.V. was announced in April 2004 and the transaction completed on 30 June 2004. Servo's turnover in the year to 30 June 2004 was £70.9 million (2003: £73.9 million).

Chief Executive's strategic and operating review *continued*

The Servo business is now being integrated into the Elementis Specialties organisation where it is expected to contribute to accelerated future revenue and earnings growth. The acquisition brings with it complementary rheology and surface chemistry additive products, which will broaden the range and performance characteristics of the Elementis Specialties product portfolio. Servo also brings with it an important new product and knowledge base in the area of surfactant development and manufacture. This knowledge base is expected to significantly expand the Elementis Specialties innovation platform.

The Servo site at Delden, The Netherlands, is a well-invested and versatile manufacturing facility that will augment the capacity and flexibility of Elementis Specialties.

At this early stage of the integration process, it is estimated that operating efficiencies will improve annual operating profit by approximately £2.5 million by the end of the second year of combined operations. One time implementation costs will be of a similar amount.

Elementis Specialties went live with the Elementis ERP system in late 2003 and it is now fully operational. Benefits are expected to begin to accrue during the latter part of 2004.

At Elementis Pigments, global demand has been strong throughout the first half of 2004, and sales have continued to grow in the premium sector of the market, particularly in North America. On a like for like basis, allowing for businesses disposed in the previous year, sales were significantly ahead of the same period in 2003.

During the period the cost of raw materials, in particular the cost of steel scrap, a key input to the Pigments production process, significantly increased. The steel scrap supply situation eased however during the latter part of the period and prices have stabilised. An aggressive cost containment programme remains in place.

A series of phased price increases was successfully introduced from April onwards.

Construction of the new iron oxide manufacturing plant at Taicang, China, continues on schedule and commissioning will begin during the second half of 2004. Production at the existing Elementis Pigments manufacturing facility at Shenzhen, China is at record levels.

Preparation for the implementation of the Elementis ERP system continues, with Pigments scheduled to 'go live' early in 2005.

Elementis Chromium

Overall volumes at Elementis Chromium were 3 per cent lower than prior year, largely due to volumes lost during the first round of price increases. The volume lost due to the de-registration of CCAs for residential use, which accounted for approximately 12 per cent of Elementis Chromium sales during 2003, was replaced by sales to Asia, albeit in lower margin sectors, by the end of the first half of 2004. Average prices improved throughout the first half of 2004 but were still 5 per cent lower than during the first half of 2003.

Demand, especially in the premium aerospace, refractory and pigments markets, has recovered in the US and Europe during the period. Global supply and demand of chrome oxide, chrome sulphate





and dichromate are closely balanced and prices have moved upwards, albeit from an historic low.

Rationalisation of the industry is expected to continue, driven by both economic and environmental factors and geographically focussed on the Far East. China and Japan have become significant net importers of chromium chemicals. Elementis is now the world's largest supplier to the Asia Pacific market, which has increasing strategic significance.

Costs of energy, freight and sulphuric acid have moved upwards significantly throughout the first half year, with consequent margin impacts. Currency had a negative effect on operating profit, largely due to the weaker dollar.

Phased price increases, introduced by Elementis Chromium from January 2004, have now reversed the previous downward pricing trend. Further price increases have been announced for the third quarter and it is anticipated that prices will continue to move upwards during the latter part of the year. It is anticipated that margins will consequently improve. General market prices are increasing, availability of all chromium chemicals is tightening and producers are running at high levels of capacity utilisation.

During the first half of 2004 Elementis Chromium successfully implemented the Elementis ERP programme, the second of the four Elementis businesses to do so. It is expected that benefits from this implementation will be fully realised from 2005 onwards.

Specialty Rubber

Sales revenues have continued to increase at a robust rate. Sales into all geographic regions have increased over 2003 levels, with Asia Pacific in particular showing significant growth. The extent of the opportunity for Specialty Rubber products in China is currently being assessed. Implementation of an expansion strategy into the high-growth Latin American market is underway with a planned joint venture in Chile expected to accelerate growth in this region.

Specialty Rubber sales have increased in South Africa when compared with the same period last year. This is largely due to a re-focused management team effort, aided by higher mining maintenance spend as equipment purchases are delayed.

Chief Executive's strategic and operating review *continued*

A general round of price increases and an improved sales mix have helped improve underlying operating profit in the period, despite an increase in both steel and latex prices.

Optimisation of production at the Malaysian plant has continued throughout the period.

Specialty Rubber will begin to go live with the Elementis ERP programme in the second half of 2004. Implementation costs are expected to impact profitability throughout 2004, with longer term business benefits accruing from 2005 onwards.

Board Change

Jonathan Fry, the current Chairman of Elementis plc, will retire from the Board on 7 October 2004. I would like to pay tribute to the invaluable contribution Jonathan has made as Chairman of Elementis plc and previously as Chairman of Harrisons & Crosfield, since joining the Group in 1997. Jonathan's outstanding leadership has guided Elementis from its creation through challenge and transformation in the past few years to a new threshold of development and growth.

It is intended that Dr Keith Hopkins will assume the role of Chairman, following Jonathan's retirement. I am delighted to welcome Keith to the Board. He brings with him a wealth of experience and insight specific to our industry and is ideally suited to lead the Board in the next phase of the development of Elementis as a leading global specialty chemical company.

Geoff Gaywood
Chief Executive
28 July 2004

Financial review of operations

for the six months to 30 June 2004

	2004 Sales £million	2004 Operating profit before goodwill amortisation and exceptionals £million	2004 Operating loss after goodwill amortisation and exceptionals £million	2003 Sales £million	2003 Operating profit before amortisation and exceptionals £million	2003 Operating profit after goodwill amortisation and exceptionals £million
Specialties and Pigments	104.0	7.2	1.6	108.1	9.7	2.0
Chromium	53.1	(1.3)	(2.3)	62.4	4.8	5.4
Specialty Rubber	22.7	(0.2)	(0.2)	21.2	–	(0.1)
Inter-group	(3.0)	–	–	(3.0)	–	–
	176.8	5.7	(0.9)	188.7	14.5	7.3

Financial results

Sales for the first half of 2004 were £176.8 million, 6 per cent lower than the same period in 2003. On a constant currency basis, and after allowing for businesses disposed in the previous year, net sales increased by 1 per cent. A 4 per cent improvement in Specialties and Pigments and a 7 per cent increase in Specialty Rubber was offset by a 7 per cent decline in Chromium.

Sales volumes increased by 3 per cent with increases in Specialties and Pigments and Specialty Rubber being offset by lower volumes in Chromium. In terms of geography, lower volumes in North America and Europe, largely due to the loss of CCA business in the US and the effect of price increases in Chromium, were more than offset by increased volumes into Asia and the Rest of the World.

Operating profit before goodwill amortisation and exceptionals was £8.8 million (61 per cent) below the same period last year at £5.7 million. The improvement in constant currency sales was offset by increases in raw material and freight costs of around £3.0 million and increases in energy costs of £1.6 million. The weaker US dollar was largely responsible for adverse currency movements, which reduced operating profit by £2.7 million. The first half of 2004 also included planned spending increases on the Group's ERP implementation and the Innovation programme in Specialties.

Profit before tax, goodwill and exceptionals was £3.1 million versus £11.4 million in the first half of 2003, while basic earnings per share were 0.6p versus 2.0p last year, largely due to lower operating profit.

The Group recorded a loss after tax of £3.1 million for the period versus a profit of £4.2 million in the first half of 2003. This was after charging goodwill amortisation of £5.6 million (2003: £6.3 million) and exceptional items of £1.0 million (2003: £0.1 million).

The Group's basic earnings per share was a loss of 0.7p in the current period versus basic earnings per share of 1.0p in the first half of 2003.

Specialities and Pigments

Sales in Specialties and Pigments were £104.0 million in the first half of 2004, 4 per cent lower than the same period last year. On a constant currency basis, and after allowing for businesses disposed in the previous year, sales increased by 4 per cent.

Operating profit before goodwill and exceptionals was £7.2 million versus £9.7 million in the same period last year.

Financial review of operations *continued*

Sales in Specialties in the first half of 2004 were down 4 per cent versus the first half of 2003, while on a constant currency basis they were up 3 per cent. Volumes were up 8 per cent largely due to new business in the growing but lower margin markets in Asia, Latin America and the Middle East. Additional sales to some larger customers where rebates are more prominent had a mitigating effect on realised sales values and margins. Prices improved in some key sectors, but were on average at levels similar to the previous year.

Operating profit was lower than the first half of 2003. Higher constant currency sales were offset by higher energy, raw material and freight costs, as well as planned spending increases in innovation and ERP implementation costs. Currency also negatively impacted operating profit.

Sales in Pigments for the first half of 2004 were 4 per cent lower than the previous year. On a constant currency basis, and after allowing for businesses disposed in the previous year, sales were up 7 per cent. Volumes improved by 4 per cent and prices improved in key sectors.

Operating profit was lower than the first half of 2003. Higher sales on a constant currency basis were offset by higher raw material costs, while the impact from energy and currency was relatively small.

Chromium

Sales in Chromium for the first half of 2004 were £53.1 million, down 15 per cent versus the same period last year. On a constant currency basis sales were down 7 per cent. Overall volumes were lower by 3 per cent versus the first half of 2003, largely due to volumes lost during the first round of price increases. The loss of CCA business for residential use in the US was replaced by sales into Asia, albeit at lower margins. Average prices improved throughout the first half of 2004, but were still 5 per cent lower than the first half of 2003.

Chromium reported an operating loss of £1.3 million before exceptionals for the first half of 2004, versus a profit of £4.8 million for the same period last year. In addition to the lower constant currency sales, energy costs increased by £1.2 million and currency negatively impacted operating profit by £1.8 million.

Specialty Rubber

Sales increased by 7 per cent in the first half of 2004 to £22.7 million and overall currency effects were minimal. Volumes were up 6 per cent and average prices were up 2 per cent.

An operating loss of £0.2 million was recorded for the first half of 2004, versus break even for the same period last year. Higher sales were offset by higher raw material costs plus additional spending in preparation for the ERP implementation planned for later this year.

Exceptionals

Net exceptional charges before tax were £1.0 million (2003: £0.1 million) and comprised redundancy costs incurred at Chromium's Eaglescliffe site following a review of business processes.

Interest

	2004 £million	2003 £million
On net borrowings	**1.7**	1.0
Pension finance charge	**0.4**	2.0
Discount on provisions	**0.5**	0.5
Other	**–**	(0.4)
Total	**2.6**	3.1

Interest payable on net borrowings was £0.7 million higher than previous year due to increased borrowings and a higher cost of borrowing.

Pension finance charges are £1.6 million lower than in 2003 due to a lower pension deficit and an improvement on the expected return on UK scheme assets.

Interest cover (the ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings) was 6.0 times (2003: 8.8 times).

Taxation

Tax (charge)/credit	£million	Effective rate
Before goodwill amortisation and exceptionals	**(0.7)**	(21)%
Goodwill amortisation	**0.9**	17%
Exceptionals	**0.2**	20%
Total	**0.4**	11%

In the first half of 2004 the effective rate of tax on profit before goodwill amortisation and exceptionals was 21 per cent (2003: 25 per cent).

A shortfall in taxable profits in the US restricted the amount of goodwill amortisation that could be utilised in the first half of 2004. This reduced the rate of tax relief on goodwill amortisation to 17 per cent (2003: 36 per cent).

Earnings per share

Earnings per share before goodwill amortisation and exceptionals was 0.6 pence (2003: 2.0 pence) due to the lower operating profit. Earnings per share after goodwill amortisation and exceptionals was a loss of 0.7 pence (2003: earnings of 1.0 pence).

Cash flow

Net borrowings increased by £59.3 million in the period to £106.2 million primarily as a result of the acquisition of Sasol Servo B.V. for £34.8 million on 30 June 2004. Working capital increased by £18.8 million (2003: £25.0 million) reflecting seasonal trading. Although the working capital increase was £6.2 million lower than in 2003, the prior period reflected unusually high creditor levels at 31 December 2002 and an additional working capital requirement from the OxyChem acquisition.

The cash flow is summarised below:

	2004 £million	2003 £million
Earnings before interest, exceptionals, depreciation and amortisation	**12.6**	22.2
Change in working capital	**(18.8)**	(25.0)
Other	**(4.5)**	(6.6)
Capital expenditure	**(9.7)**	(8.7)
	(20.4)	(18.1)
Redemption of B shares	**(4.6)**	(4.8)
Acquisitions and disposals	**(34.8)**	0.6
Currency translation on net borrowings	**0.5**	1.5
	(59.3)	(20.8)
Net borrowings at start of period	**(46.9)**	(37.4)
Net borrowings at end of period	**(106.2)**	(58.2)

Financial review of operations *continued*

Currency effect on turnover

	Turnover Six months to 30 June 2003 £million	Effect of exchange rates £million	Businesses disposed in 2003 £million	**Increase/ (decrease) 2004 £million**	**Turnover Six months to 30 June 2004 £million**
Specialties and Pigments	108.1	(7.7)	(0.8)	**4.4**	**104.0**
Chromium	62.4	(5.3)	–	**(4.0)**	**53.1**
Specialty Rubber	21.2	(0.2)	–	**1.7**	**22.7**
Inter-group	(3.0)	0.2	–	**(0.2)**	**(3.0)**
	188.7	(13.0)	(0.8)	**1.9**	**176.8**

Capital expenditure

Capital expenditure on fixed assets was £9.7 million (2003: £8.7 million). This included £0.5 million in respect of the ERP project and £3.4 million on the construction of the Pigments plant in Taicang, China. Excluding these projects capital expenditure was 84 per cent of depreciation (2003: 55 per cent).

The Group acquired Sasol Servo B.V. for £34.8 million on 30 June 2004. The net assets acquired, subject to the finalisation of audited completion accounts, were £28.5 million. Goodwill on the transaction provisionally amounted to £6.3 million. The fair value exercise is in progress and will be completed for the year end financial statements.

Balance sheet

	2004 £million	2003 £million
Tangible Fixed Assets	**175.2**	160.2
Other net assets	**174.5**	166.3
	349.7	326.5
Shareholders' funds	**243.5**	268.3
Net borrowings	**106.2**	58.2
	349.7	326.5
Gearing[1]	**30%**	18%

[1] the ratio of net borrowings to shareholders' funds plus net borrowings

Currency fluctuations negatively impacted shareholders' funds and the reported result.

The main sterling currency exchange rates in the period were:

	2004 Period End	**2004 Average**	2003 Period End	2003 Average
US dollar	**1.81**	**1.82**	1.65	1.61
Euro	**1.49**	**1.48**	1.44	1.47

The majority of the Group's assets are stated in US dollars and the weakening of the US dollar reduced shareholders' funds by £1.1 million in the first half.

Pensions and other post retirement benefits

The net pension liability was £53.7 million at 30 June 2004 compared to £52.8 million at 31 December 2003. The pension schemes were not revalued at 30 June 2004 and the net liability calculated by the Group's actuaries at 31 December 2003 has been updated for contributions paid and amounts expensed in the six months to 30 June 2004. In the first half £3.0 million (2003: £2.9 million) was charged to the profit and loss account including £0.5 million (2003: £2.0 million) of finance charges and £3.9 million (2003: £4.1 million) was paid in contributions. The net pension liability also increased by £1.8 million at 30 June 2004 following the acquisition of Sasol Servo B.V.

International Accounting Standards

All listed companies are required to present consolidated financial information that fully complies with International Financing Reporting Standards (IFRS) for accounting periods starting on or after 1 January 2005.

During 2004, Elementis has implemented its IFRS project plan and has reviewed in detail all of the International Accounting Standards.

The main differences between IFRS GAAP and UK GAAP that are expected to affect Elementis are deferred taxation, share based payments, goodwill amortisation, business combinations, financial instruments and hedging. Elementis is currently calculating the financial effect of the differences and will incorporate these into its planning for 2005.

The Group is considering, in conjunction with its auditor, the optimal way of presenting the IFRS results in the 2004 Annual Report and as a minimum will include a reconciliation between the financial statements under UK GAAP and IFRS GAAP.

Brian Taylorson
Finance Director
28 July 2004

Consolidated profit & loss account

for the six months to 30 June 2004

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation £million	Exceptionals £million	**2004 Six months to 30 June £million**	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
Turnover	2	176.8	–	–	**176.8**	188.7	368.2
Group operating (loss)/profit							
Before goodwill amortisation and exceptionals		5.7	–	–	**5.7**	14.5	24.4
Goodwill amortisation		–	(5.6)	–	**(5.6)**	(6.3)	(12.4)
Exceptionals		–	–	(1.0)	**(1.0)**	(0.9)	(1.2)
		5.7	(5.6)	(1.0)	**(0.9)**	7.3	10.8
Associates		–	–	–	**–**	–	0.1
Operating (loss)/profit	2	5.7	(5.6)	(1.0)	**(0.9)**	7.3	10.9
Profit on disposal of properties – discontinued operations		–	–	–	**–**	0.8	0.8
(Loss)/profit on ordinary activities before interest		5.7	(5.6)	(1.0)	**(0.9)**	8.1	11.7
Net interest payable	3	(1.7)	–	–	**(1.7)**	(0.6)	(1.1)
Other finance charges	3	(0.9)	–	–	**(0.9)**	(2.5)	(5.1)
(Loss)/profit on ordinary activities before tax							
Before goodwill amortisation and exceptionals		3.1	–	–	**3.1**	11.4	18.3
Goodwill amortisation		–	(5.6)	–	**(5.6)**	(6.3)	(12.4)
Exceptionals		–	–	(1.0)	**(1.0)**	(0.1)	(0.4)
		3.1	(5.6)	(1.0)	**(3.5)**	5.0	5.5
Tax on (loss)/profit on ordinary activities	4	(0.7)	0.9	0.2	**0.4**	(0.8)	(1.1)
(Loss)/profit on ordinary activities after tax		2.4	(4.7)	(0.8)	**(3.1)**	4.2	4.4
Minority interests – equity		–	–	–	**–**	–	(0.1)
(Loss)/profit for the financial period		2.4	(4.7)	(0.8)	**(3.1)**	4.2	4.3
Basic and diluted earnings per share							
(Loss)/earnings per ordinary share	5				**(0.7)p**	1.0p	1.0p
Earnings per ordinary share before goodwill amortisation and exceptionals	5				**0.6p**	2.0p	3.0p

Turnover and operating profit in the current financial period are derived from continuing operations.

Consolidated balance sheet

at 30 June 2004

	2004 30 June £million	2003 30 June £million	2003 31 Dec £million
Fixed assets			
Goodwill	**158.2**	177.8	159.3
Tangible assets	**175.2**	160.2	157.7
Investment in associated undertakings	**3.8**	3.4	3.2
	337.2	341.4	320.2
Current assets			
Stocks	**68.1**	62.6	54.4
Debtors	**93.4**	79.5	68.9
Cash at bank and in hand	**32.4**	38.0	23.8
	193.9	180.1	147.1
Creditors: amounts falling due within one year			
Borrowings	**(8.7)**	(4.4)	(5.3)
Creditors	**(66.6)**	(61.0)	(63.5)
	(75.3)	(65.4)	(68.8)
Net current assets	**118.6**	114.7	78.3
Total assets less current liabilities	**455.8**	456.1	398.5
Creditors: amounts falling due after more than one year			
Borrowings	**(129.9)**	(91.8)	(65.4)
Government grants	**(2.4)**	(1.4)	(1.3)
	(132.3)	(93.2)	(66.7)
Provisions for liabilities and charges	**(24.4)**	(28.9)	(24.8)
	(156.7)	(122.1)	(91.5)
Net assets excluding net pension liability	**299.1**	334.0	307.0
Net pension liability	**(53.7)**	(63.8)	(52.8)
Net assets including net pension liability	**245.4**	270.2	254.2
Capital and reserves			
Called up share capital	**23.6**	23.3	23.5
Share premium	**1.2**	1.2	1.2
Capital redemption reserve	**66.9**	57.7	62.3
Profit and loss account	**151.8**	186.1	165.3
Shareholders' funds	**243.5**	268.3	252.3
Minority interests	**1.9**	1.9	1.9
	245.4	270.2	254.2
Shareholders' funds			
Equity	**241.5**	266.6	250.4
Non-equity	**2.0**	1.7	1.9
	243.5	268.3	252.3

Consolidated cash flow statement

for the six months to 30 June 2004

	Note	**2004 Six months to 30 June £million**	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
Net cash (outflow)/inflow from operating activities	6	**(8.5)**	(8.2)	18.3
Returns on investments and servicing of finance				
Interest received		**0.3**	1.1	2.0
Interest paid		**(2.0)**	(1.8)	(3.6)
		(1.7)	(0.7)	(1.6)
Taxation		**(0.5)**	(0.8)	(1.3)
Capital expenditure and financial investment				
Purchase of fixed assets		**(9.7)**	(8.7)	(21.0)
Disposal of fixed assets		**–**	0.3	0.4
Disposal of properties – exceptional		**–**	1.0	1.1
		(9.7)	(7.4)	(19.5)
Acquisitions and disposals				
Acquisition of business		**(34.8)**	–	–
Acquisition of businesses in prior periods		**–**	(0.4)	(0.3)
		(34.8)	(0.4)	(0.3)
Cash outflow before use of liquid resources and financing		**(55.2)**	(17.5)	(4.4)
Financing				
Redemption of B shares		**(4.6)**	(4.8)	(9.5)
Increase/(decrease) in borrowings due within one year		**3.6**	(0.6)	0.2
Increase/(decrease) in borrowings repayable after one year		**65.6**	15.6	(7.0)
Capital element of finance lease payments		**–**	–	(0.2)
		64.6	10.2	(20.9)
Management of liquid resources				
(Increase)/decrease in cash deposits		**(9.0)**	4.1	14.5
Increase/(decrease) in cash in the period		**(0.4)**	(3.2)	(6.4)

Reconciliation of net cash flow to movement in net borrowings

for the six months to 30 June 2004

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
Change in net borrowings resulting from cash flows:			
Increase/(decrease) in cash in the period	**(0.4)**	(3.2)	(6.4)
(Increase)/decrease in borrowings	**(69.2)**	(15.0)	7.0
Increase/(decrease) in liquid resources	**9.0**	(4.1)	(14.5)
	(59.8)	(22.3)	(13.9)
New finance leases	**–**	–	(0.6)
Currency translation differences	**0.5**	1.5	5.0
Increase in net borrowings	**(59.3)**	(20.8)	(9.5)
Net borrowings at beginning of the financial period	**(46.9)**	(37.4)	(37.4)
Net borrowings at end of the financial period	**(106.2)**	(58.2)	(46.9)

Consolidated statement of total recognised gains and losses

for the six months to 30 June 2004

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
(Loss)/profit for the financial period	**(3.1)**	4.2	4.3
Actuarial gain on pension and other post retirement schemes	**–**	–	6.0
Deferred tax associated with pension and other post retirement schemes	**–**	–	(2.3)
Currency translation differences	**(1.1)**	(6.4)	(21.5)
Total recognised gains and losses for the financial period	**(4.2)**	(2.2)	(13.5)

Reconciliation of movements in shareholders' funds

for the six months to 30 June 2004

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
(Loss)/profit for the financial period	**(3.1)**	4.2	4.3
Redemption of redeemable B shares	**(4.6)**	(4.8)	(9.5)
Other recognised gains and losses	**(1.1)**	(6.4)	(17.8)
Net decrease in shareholders' funds	**(8.8)**	(7.0)	(23.0)
At beginning of the financial period	**252.3**	275.3	275.3
At end of the financial period	**243.5**	268.3	252.3

Notes to the financial statements

1 Accounting policies

Basis of preparation The financial information for the first six months of 2004 and 2003, which is unaudited but has been reviewed by the Company's auditor, does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 and, is presented on the basis of accounting policies set out in the financial statements of Elementis plc for the year ended 31 December 2003.

2 Segmental information

	Group turnover			Group operating profit/(loss)		
	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million	**2004 Six months to 30 June £million**	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
a) Before goodwill amortisation and exceptionals						
Analysis by activity						
Chromium	**53.1**	62.4	121.9	**(1.3)**	4.8	6.8
Inter-group turnover	**(3.0)**	(3.0)	(5.7)	**–**	–	–
	50.1	59.4	116.2	**(1.3)**	4.8	6.8
Specialties and Pigments	**104.0**	108.1	209.3	**7.2**	9.7	17.6
Specialty Rubber	**22.7**	21.2	42.7	**(0.2)**	–	–
Associates	**–**	–	–	**–**	–	0.1
	176.8	188.7	368.2	**5.7**	14.5	24.5
Analysis by area of operations						
North America	**88.6**	101.2	198.2	**7.7**	10.6	18.7
Europe	**74.0**	75.7	144.6	**(3.3)**	2.9	3.9
Rest of the World	**14.2**	11.8	25.4	**1.3**	1.0	1.9
	176.8	188.7	368.2	**5.7**	14.5	24.5
b) After goodwill amortisation and exceptionals						
Analysis by activity						
Chromium	**53.1**	62.4	121.9	**(2.3)**	5.4	7.4
Inter-group turnover	**(3.0)**	(3.0)	(5.7)	**–**	–	–
	50.1	59.4	116.2	**(2.3)**	5.4	7.4
Specialties and Pigments	**104.0**	108.1	209.3	**1.6**	2.0	3.7
Specialty Rubber	**22.7**	21.2	42.7	**(0.2)**	(0.1)	(0.3)
Associates	**–**	–	–	**–**	–	0.1
	176.8	188.7	368.2	**(0.9)**	7.3	10.9
Analysis by area of operations						
North America	**88.6**	101.2	198.2	**2.6**	4.3	7.0
Europe	**74.0**	75.7	144.6	**(4.8)**	2.0	2.0
Rest of the World	**14.2**	11.8	25.4	**1.3**	1.0	1.9
	176.8	188.7	368.2	**(0.9)**	7.3	10.9

3 Net interest payable

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
a) Net interest payable:			
Interest payable	**(2.0)**	(1.7)	(3.2)
Interest receivable – bank	**0.3**	0.7	1.3
Interest receivable – corporation tax refunds	**–**	0.4	0.8
Net interest payable	**(1.7)**	(0.6)	(1.1)
b) Other finance charges:			
Pension and post-retirement liabilities	**(0.4)**	(2.0)	(4.2)
Unwind of discount on provisions	**(0.5)**	(0.5)	(0.9)
Other finance charges	**(0.9)**	(2.5)	(5.1)
Total net interest payable	**(2.6)**	(3.1)	(6.2)

4 Taxation

The tax charge of £0.7 million (2003: £2.9 million) is based on an estimated effective tax rate on profit before goodwill amortisation and exceptionals for the year to 31 December 2004 of 21 per cent (2003: 25 per cent). The rate is lower than the standard UK corporation tax rate primarily due to the utilisation of losses and surplus ACT. Tax on exceptionals was a credit of £0.2 million (2003: charge of £0.2 million).

5 Basic and diluted (loss)/earnings per ordinary share

	2004 Six months to 30 June pence per share	2003 Six months to 30 June pence per share	2003 Year to 31 Dec pence per share
Basic (loss)/earnings per ordinary share	**(0.7)**	1.0	1.0
Goodwill amortisation net of taxation	**1.1**	0.9	1.9
Exceptionals net of taxation	**0.2**	0.1	0.1
Basic earnings per ordinary share before goodwill amortisation and exceptionals	**0.6**	2.0	3.0

Basic earnings per ordinary share is based on the loss for the period of £3.1 million (2003: profit of £4.2 million, year to 31 December 2003: profit of £4.3 million) and on the weighted average number of ordinary shares in issue during the period of 431.8 million (2003: 431.6 million, year to 31 December 2003: 431.6 million). Basic earnings per ordinary share before goodwill amortisation and exceptionals is based on earnings of £2.4 million (2003: £8.5 million, year to 31 December 2003: £12.9 million).

Diluted earnings per ordinary share are based on an adjusted weighted average number of shares of 438.5 million (2003: 435.6 million, year to 31 December 2003: 437.8 million).

Notes to the financial statements *continued*

6 Net cash flow from operating activities

	2004 Six months to 30 June £million	2003 Six months to 30 June £million	2003 Year to 31 Dec £million
Operating profit before goodwill amortisation and exceptionals	**5.7**	14.5	24.5
Depreciation (less grants credited)	**6.9**	7.7	15.6
Earnings before interest, tax, depreciation and amortisation	**12.6**	22.2	40.1
(Increase)/decrease in stocks	**(4.1)**	(1.7)	4.8
Increase in debtors	**(12.9)**	(13.9)	(2.8)
Decrease in creditors	**(1.8)**	(9.4)	(4.9)
Provisions movement	**(1.4)**	(4.7)	(8.7)
Pension contributions net of current service cost	**(0.9)**	(1.3)	(10.3)
Other	**–**	0.6	0.1
Net cash (outflow)/inflow from operating activities	**(8.5)**	(8.2)	18.3

7 Acquisition

On 30 June 2004, the company acquired a 100 per cent interest in Sasol Servo B.V. for a cash consideration of £34.8 million. The net assets acquired, subject to the finalisation of completion accounts were £28.5 million. Goodwill on the transaction provisionally amounted to £6.3 million. The fair value exercise is in progress and will be completed for the year end financial statements. In the year ended 30 June 2004, Sasol Servo B.V. reported sales of £70.9 million (2003: £73.9 million) and an operating profit before exceptional items of £2.0 million (2003: £3.6 million)

8 Contingent liabilities

Particulars of Claim were served on the Company on 2 April 2004 alleging breaches of warranties under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Department for Environment, Food and Rural Affairs. The claim which amounts to approximately £5.2 million is being vigorously defended. The claim was first notified to the Company in 1998.

9 Auditors

As mentioned in the letter from the Chairman of the Company dated 17 March 2004 included in the document sent to shareholders incorporating the notice of Annual General Meeting of the Company held on 22 April 2004, a review of the appointment of auditors took place during the first half of the year. As a result of that review it was decided to appoint KPMG Audit Plc as auditor of the Company in place of PricewaterhouseCoopers.
As a consequence PricewaterhouseCoopers LLP resigned as auditors of the Company on 18 June 2004 and KPMG Audit Plc was appointed as auditor to fill the casual vacancy created. A formal resolution to appoint KPMG Audit Plc as auditor of the Company will be put to the next Annual General Meeting.

Independent review report by KPMG Audit Plc to Elementis plc

Introduction

We have been engaged by the company to review the financial information set out on pages 14 to 20 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 : Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review, we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
London
28 July 2004

Shareholder services

Registrars

Enquiries concerning shares or shareholdings such as the loss of a share certificate, consolidation of share certificates, amalgamation of holdings or dividend payments should be made to the Company's registrars:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA UK

Telephone: +44 (0) 870 600 3966
Facsimile: +44 (0) 1903 854 031
Website: www.lloydstsb-registrars.co.uk

Registrars text phone

For shareholders with hearing difficulties:
Callers inside the UK telephone: 0870 600 3950
Callers outside the UK telephone: +44 (0) 121 415 7028

In any correspondence with the registrars, please refer to Elementis plc and state clearly the registered name and address of the shareholder. Please notify the registrars promptly of any change of address.

New issue of redeemable B shares

A further issue of redeemable B shares will be made to ordinary shareholders on the share register on 27 October 2004. Shareholders will have the opportunity to redeem these redeemable B shares for cash at their nominal value on 2 November 2004.

A circular providing full details of the issue and redemption of redeemable B shares and a redemption form will be posted to all ordinary shareholders on 24 September 2004.

Previously issued redeemable B shares

Any holders of previously issued redeemable B shares that have not yet redeemed them will have a further opportunity to redeem them for cash at their nominal value on 2 November 2004.
The redemption form is on the reverse of the redeemable B shares certificate.

Registrars helpline

For redeemable B shares enquiries:
Telephone: +44 (0) 870 600 3966

Web-based enquiry service

www.shareview.co.uk
Shareholders using this service to obtain details of their shareholdings are required to enter their name, postcode and shareholder reference number which can be found on correspondence from the Registrars and also on share certificates.

Low-cost share dealing service

This service, arranged with the Company's stockbrokers Cazenove, offers a low cost method of buying and selling Elementis shares. Full details of the service and dealing forms can be obtained from Cazenove & Co Ltd.
Telephone: +44 (0) 20 7155 5155

Dividend re-investment plan

The dividend re-investment plan arrangements made with Lloyds TSB Registrars and Cazenove will not operate whilst a cash dividend is not being paid.

Shareholder information

Company Secretary
Philip Brown LLB FCIS

Registered office
Elementis House
Kingston Road
Staines
TW18 4ES, UK

Telephone: +44 (0) 1784 227000
Facsimile: +44 (0) 1784 460731

Email: elementis.info@elementis-eu.com
Website: www.elementis.com

Registered number
3299608

Auditors
KPMG Audit Plc

Stockbrokers
Cazenove
Hoare Govett Limited

Registrars
Lloyds TSB Registrars

Information for calculation of capital gains tax

First day of trading of redeemable B shares	4 May 2004	3 November 2003	2 May 2003	4 November 2002	2 May 2002
Number of redeemable B shares issued of 1 penny nominal value for each ordinary share held	1.1	1.1	1.1	1.1	1.0
Redeemable B share price on the first day of trading	0.875p	0.750p	0.750p	0.875p	0.875p
Ordinary share price on the same day	35p	37.37p	24.75p	24.75p	31.5p
Apportionment percentage for the calculation of capital gains tax:					
Ordinary shares	97.31%	97.84%	96.77%	96.36%	97.30%
Redeemable B shares (apportioned to the number of redeemable B shares issued for each ordinary share held)	2.69%	2.16%	3.23%	3.64%	2.70%

Financial calendar 2004

28 July	Announcement of interim results for the six months ended 30 June 2004
29 September	Ex-dividend date for dividend payable on redeemable B shares
1 October	Record date for dividend payable on redeemable B shares
27 October	Closing date for receipt of redeemable B share redemption forms Record date for further redeemable B share issue
2 November	Redemption date for redeemable B shares Payment date for redeemable B share dividend First day of trading of new issue of redeemable B shares
24 February 2005*	Preliminary announcement of results for the year ending 31 December 2004

* Provisional date

Notes

Visit the Elementis website at www.elementis.com



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28 July 2004
Interim results for the half year ended 30 June 2004
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Interim Results
Video interview with Chief Executive Geoff Gaywood.
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